Exhibit 5.01

June 3, 2025

Citigroup Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

I am a Senior Vice President—Corporate Securities Issuance Legal of Citigroup Inc., a Delaware corporation (the “Company”). I refer to the offering of C$1,500,000,000 4.550% Fixed Rate / Floating Rate Subordinated Notes due June 2035 of the Company (the “Securities”) pursuant to the registration statement on Form S-3ASR (No. 333-270327) and the prospectus dated March 7, 2023, as supplemented by the preliminary prospectus supplement dated May 27, 2025 and the final prospectus supplement dated May 27, 2025 (together, the “Prospectus”). The Securities were issued pursuant to the subordinated debt indenture dated as of April 12, 2001, as amended (the “Indenture”), between the Company and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, N.A. and Bank One Trust Company, N.A.), as the trustee.

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments and have conducted such other investigations of fact and law as I have deemed necessary or advisable for the purposes of this opinion. In such examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of the Company), the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the original of such copies.

Upon the basis of the foregoing, I am of the opinion that the Securities have been validly authorized and are validly issued and outstanding obligations of the Company enforceable in accordance with their terms and entitled to the benefits of the Indenture (subject, as to enforcement, to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors’ rights generally and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at law).

Citigroup Inc.

My opinion is limited to matters governed by the Federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). I am not admitted to the practice of law in the State of Delaware.

I consent to the filing of this opinion as Exhibit 5.01 to the Company’s Current Report on Form 8-K dated June 3, 2025 and to the reference to my name in the Prospectus under the heading “Legal Matters.” In giving such consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Karen Wang
Name: Karen Wang
Title: Senior Vice President—
Corporate Securities Issuance Legal